KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

300 North LaSalle
Chicago, Illinois  60654

James S. Rowe To Call Writer Directly: 312 862-2191 jrowe@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: 312 862-2200

September 4, 2009

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Jim B. Rosenberg Tabatha Akins Mary Mast

Re:	SeaBright Insurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
File No. 001-34204

Ladies and Gentlemen:

On behalf of SeaBright Insurance Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to M. Philip Romney, dated August 21, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). The Company has framed its responses to the Staff’s comments in terms of its Form 10-K and plans to include revised disclosure in its future SEC filings beginning with the Company’s Form 10-Q for the quarter ending September 30, 2009 or Form 10-K for the year ending December 31, 2009, as appropriate. Appendix A shows changes to the proposed revised disclosure included in the Company’s response letter dated August 12, 2009. Theses changes were made in response to the supplemental SEC comment letter dated August 21, 2009.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 63

1.
Refer to your response to comment two and your proposed disclosure. You state that you use pricing services to assist you in determining fair values. Please explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please include the following:

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission
September 4, 2009

Response:

The Company obtains fair values for securities in its investment portfolio from independent, nationally recognized pricing services. The pricing services utilize multidimensional pricing models that vary by asset class and incorporate relevant inputs such as available trade, bid and quote market data for identical or similar instruments, model-based valuation techniques for which significant assumptions were observable and other market information to arrive at a fair value price for each security. This process takes into consideration the relevance of observable inputs based on factors such as the level of trading activity and the volume and currency of available prices and includes appropriate adjustments for nonperformance and liquidity risks.

These fair values are reviewed for reasonableness by the Company and an independent portfolio manager (specializing in insurance industry clients) engaged by the Company to assist in the management and oversight of the investment portfolio. Fair values may be evaluated in relation to the following considerations, among others: recent trades of the particular security; observations of recent developments affecting the economy in general and certain issuers in particular; and fair values from other sources, such as statements from the Company’s custodial banks. When other evidence indicates a fair value that is significantly different from that provided by an independent pricing service, the Company may challenge the fair value and request further validation and support from the independent pricing service, which may result in a revised fair value from the independent pricing service. If the Company has independent evidence indicating that a security’s fair value is significantly different from the final value provided by an independent pricing service, it may adjust the fair value accordingly. The Company did not adjust any of the December 31, 2008 values it obtained from independent pricing services and used those values in developing the fair value measurements in the Company’s consolidated financial statements as of December 31, 2008.

In response to the Staff’s comments, the Company proposes to include disclosure similar to the disclosure set forth in Appendix A in future SEC filings.

a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing sources, along with the classification in the fair value hierarchy;

Response:

At December 31, 2008, all of the Company’s investments were valued using prices obtained from independent, nationally recognized pricing services. The nature and classification of these investments in the fair value hierarchy is set forth in “Note 4. Fair Value of Financial Instruments” on p. 94 of the Form 10-K. The classification in the fair value hierarchy was based on the method by which the independent, nationally recognized pricing services determined the fair values.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission
September 4, 2009

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Response:

The Company obtained one price per instrument from an independent, nationally recognized pricing service, as described above.

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and

Response:

The Company did not adjust any of the December 31, 2008 prices it obtained from independent, nationally recognized pricing services.

d.	Whether the broker quotes are binding or non-binding.

Response:

The Company did not obtain any broker quotes as part of the portfolio valuation process at December 31, 2008. When broker quotes are obtained, they are usually non-binding.

2.
Please refer to our comment four and your response. Please disclose any significant direct investment in an individual financial guarantor, regardless of whether or not the guarantor has guaranteed any of your securities.

Response:

The Company has no direct investment in any company that it considers to be an individual financial guarantor or, more specifically, a bond insurer. To avoid confusion about what constitutes a financial guarantor, the Company proposes to include a statement similar to the following in its future filings with the SEC (updated as appropriate): “As of December 31, 2008, we had no direct investment in any bond insurer and only one bond insurer insured more than 10% of the municipal bond investments in our portfolio.”

In response to the Staff’s comments, the Company proposes to include disclosure similar to the disclosure set forth in Appendix A in future SEC filings.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission
September 4, 2009

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	M. Philip Romney (SeaBright Insurance Holdings, Inc.)
D. Drue Wax (SeaBright Insurance Holdings, Inc.)

Appendix A

Note: The following paragraphs to be included before the final paragraph under the heading “Note 4. Fair Value of Financial Instruments” on p. 94 of the Form 10-K.

Note 4. Fair Value of Financial Instruments

Active markets are those in which transactions occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. Inactive markets are those in which there are few transactions for the asset, prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly. When the market for an investment is judged to be inactive, appropriate adjustments must be made to observable inputs to account for such inactivity. As of December 31, 2008, the Company’s investment portfolio consisted of securities that it considered to be traded in active markets. Therefore, no adjustment for market inactivity or illiquidity was necessary.

The Company obtains fair value inputs for securities in its investment portfolio from independent, nationally recognized pricing services. The pricing services utilize multidimensional pricing models that vary by asset class and incorporate relevant inputs such as available trade, bid and quote market data for identical or similar instruments, model-based valuation techniques for which significant assumptions were observable and other market information to arrive at a fair value price for each security. This process takes into consideration the relevance of observable inputs based on factors such as the level of trading activity and the volume and currency of available prices and includes appropriate adjustments for nonperformance and liquidity risks.

The Company also seeks input from independent portfolio managers and financial advisors engaged by the Company to assist in the management and oversight of its investment portfolio. The Company and an independent portfolio manager engaged by the Company review such amounts for reasonableness in relation to the following considerations, among others: recent trades of a particular security; the Company’s independent observations of recent developments affecting the economy in general and certain issuers in particular; and fair values from other sources, such as statements from the Company’s custodial banks. When other evidence indicates a fair value that is significantly different from that provided by an independent pricing service, the Company may challenge the fair value and request further validation and support from the independent pricing service, which may result in a revised fair value from the independent pricing service. If the Company has independent evidence indicating that a security’s fair value is significantly different from the final value provided by an independent pricing service, it may adjust the fair value accordingly. The Company did not adjust any of the December 31, 2008 values it obtained from independent pricing services and used those values in developing the fair value measurements in the Company’s consolidated financial statements as of December 31, 2008.

A-1

Note: The following paragraphs to replace the fourth paragraph under the heading “Liquidity and Capital Resources” beginning on p. 63 of the Form 10-K.

Liquidity and Capital Resources

We had no direct sub-prime mortgage exposure in our investment portfolio as of December 31, 2008 and less than $1.0 million of indirect exposure to sub-prime mortgages. As of that date, our portfolio included $208.6 million of insured municipal bonds and $85.2 million of uninsured municipal bonds. The following table provides a breakdown of ratings on the bonds in our municipal portfolio:

			Uninsured	Total Municipal
	Insured Bonds		Bonds	Portfolio Based on
	Insured	Underlying		Overall	Underlying
Rating	Ratings	Ratings	Ratings	Ratings (1)	Ratings
AAA	$10,911	$10,911	$12,742	$23,653	$23,653
AA+	41,220	19,902	20,526	61,746	40,428
AA	34,249	24,954	15,691	49,940	40,645
AA-	55,219	47,460	9,866	65,085	57,326
A+	21,876	49,048	12,129	34,005	61,177
A	13,267	18,597	3,915	17,182	22,512
A-	7,698	11,413	515	8,213	11,928
BBB+	-	-	2,381	2,381	2,381
BBB-	-	1,164	-	-	1,164
BB-	-	-	1,100	1,100	1,100
Pre-refunded (2)	22,928	22,928	6,335	29,263	29,263
Not rated	1,220	2,211	-	1,220	2,211
Total	$208,588	$208,588	$85,200	$293,788	$293,788
_________
(1)	Represents insured ratings on insured bonds and ratings on uninsured bonds.

(2)	These bonds have been refunded by depositing highly rated government-issued securities into irrevocable trust funds established for payment of principal and interest.

As of December 31, 2008, we had no direct investments in any bond insurer and only one bond insurer insured more than 10% of the municipal bond investments in our portfolio. National Public Finance Guarantee Corporation (“National”) (formerly MBIA) insured $97.6 million of municipal bonds that we owned at December 31, 2008. National’s ratings as of that date were Baa1 (developing outlook) by Moody’s and AA (negative outlook) by Standard and Poor’s and the average underlying rating on those bonds was AA–/A+. We do not expect a material impact to our investment portfolio or financial position as a result of the problems currently facing monoline bond insurers.

A-2